Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

MAJOR AND CONNECTED TRANSACTION

AND

CONTINUING CONNECTED TRANSACTIONS

FINANCIAL SERVICES FRAMEWORK AGREEMENT

Reference is made to the Announcements dated 12 November 2004, 15 November 2007, 8 November 2010 and 16 March 2012 in relation to, among others, the Provision of Deposit Services and the Provision of Loan Services between the Parties.

The Company announces that, on 8 November 2013 (after trading hours), in view of the coming expiry of the financial services agreement dated 8 November 2010, the Company and the Finance Company entered into the Financial Services Framework Agreement to renew and extend the term of the provision of the financial services contemplated under the Financial Services Framework Agreement for a period of three years subject to the terms and conditions provided therein. The Financial Services Framework Agreement is for a fixed term of 3 years, commencing from 1 January 2014 to 31 December 2016, subject to the compliance with the applicable requirements under the Listing Rules and the approval of the Independent Shareholders being obtained.

As the Finance Company is a connected person of the Company under the Listing Rules, the Provision of Deposit Services constitutes continuing connected transactions of the Company under the Listing Rules. As the relevant applicable percentage ratios for the Provision of Deposit Services is higher than 5% on an annual basis, the Provision of Deposit Services constitutes a non-exempt continuing connected transaction under Rule 14A.35 of the Listing Rules and is subject to the reporting, annual review, announcement and the independent shareholders’ approval requirements under Rule 14A.48 of the Listing Rules. Further, the Provision of Deposit Services constitutes the provision of financial assistance under Rule 14.04(1)(e) of the Listing Rules, and as the relevant applicable percentage ratios for the Provision of Deposit Services is higher than 25% but less than 75% on an annual basis, thus the Provision of Deposits Services also constitute a major transaction and is accordingly subject to the approval by the shareholders of the Company under Chapter 14 of the Listing Rules.

The Provision of Loan Services provided by the Finance Company to the Group would amount to financial assistance by a connected person for the benefit of the Group, which are on normal commercial terms similar or even more favourable than those offered from independent third parties for comparable services in the PRC and is exempt under Rule 14A.65(4) of the Listing Rules from all reporting, annual review, announcement and independent shareholders' approval requirements since no security over the assets of the Group granted in respect of the loan.

1

In respect of the other financial services to be provided by the Finance Company to the Group, the Company expects that the total fees payable by the Group to the Finance Company will not exceed RMB5 million for each of the three years ending 31 December 2016, which fall within the de minimis threshold set out in Rule 14A.33 of the Listing Rules, therefore the provision of the other financial services by the Finance Company to the Group is exempt from the reporting, annual review, announcement and independent shareholders' approval requirements of the Listing Rules.

CSAHC and its associates are required to abstain from voting in respect of the proposed resolution to approve the Provision of Deposit Services.

The Company will send a circular containing, among other things, a letter of advice from the independent financial adviser to both the Independent Board Committee and the Independent Shareholders and a letter of recommendation from the Independent Board Committee to the Independent Shareholders and the details of the general meeting to be held to approve the Provision of Deposit Services on or before 11 November 2013 in accordance with the Listing Rules.

The Financial Services Framework Agreement is also required to be disclosed pursuant to the relevant rules and regulations of the Shanghai Stock Exchange.

Reference is made to the Announcements dated 12 November 2004, 15 November 2007, 8 November 2010 and 16 March 2012 in relation to, among others, the Provision of Deposit Services and the Provision of Loan Services between the Parties

FINANCIAL SERVICES FRAMEWORK AGREEMENT

Date

8 November 2013 (after trading hours)

Parties

(a)	The Company, its principal business activity of the Company is that of civil aviation.

(b)	The Finance Company, a non wholly-owned subsidiary of CSAHC which is owned as to approximately 66.02% by CSAHC and its wholly-owned subsidiary, 33.98% by the Company together with its four subsidiaries. The principal business activity of the Finance Company is that of providing financial services, which it is authorised to carry out under the applicable rules and regulations of the PRC.

Subject matter

Pursuant to the Financial Services Framework Agreement, the Finance Company agreed to provide the following financial services to the Group:

2

Provision of Deposit Services

The Finance Company shall accept deposit of money from the Group at interest rates not lower than those set by the PBOC for the same term of deposit. The Finance Company will in turn deposit the whole of such sums of money with certain stated-owned commercial banks and listed commercial banks to control the risk. The Finance Company will ensure the Group is able to use the deposits at any time.

The Company is not subject to any extra charges for depositing money with the Finance Company. The interest rate (such as time deposit rate and saving deposit rate) for the Group’s deposits with the Finance Company shall not be lower than the rate payable by normal commercial banks in the PRC for comparable deposits (whichever is higher).

Provision of Loan Services

The Finance Company shall make loans or provide credit line services to the Group and the entering into of separate loan agreements, which will set out the terms and conditions of the loans, upon application by the Company during the term of the Financial Services Framework Agreement. The Company will comply with the Listing Rules when entering into such separate written agreements. The Finance Company shall not charge interest rates higher than those set by the PBOC for similar loans. The total amount of outstanding loans extended by the Finance Company to the CSAHC Group (excluding the Group) must not exceed the sum of the Finance Company's shareholders' equity, capital reserves and money deposit received from other parties (except the Group).

The interest rate for loans provided to the Group by the Finance Company shall not be higher than the basis rate allowed by the PBOC for the same type of loan and, subject to the above, the interest rate charged on the loans to the Group shall be equal to or lower than the rate charged by normal commercial banks in the PRC for comparable loans (whichever is lower).

The Company will make repayment of principal and payment for interest in accordance with the payment terms of the separate loan agreements as might be entered into between the Parties.

Provision of other financial services

Upon request by the Company, the Finance Company shall also provide other financial services to the Group, including financial and financing consultation, credit certification and other relevant advice and agency services, insurance agency services, and other businesses which the Finance Company are approved by CBRC to operate by entering into of separate agreements, which will set out the terms and conditions of such services. If the Company is approved to issue bond, the Finance Company can accept engagement by the Company to provide bond issuance or underwriting services, subject to the entering into of separate agreements. The Company will comply with the reporting, annual review, announcement and independent shareholders' approval requirements of the Listing Rules if the transaction amount of other financial services contemplated under the Financial Services Framework Agreement would exceed the relevant threshold when entering into such separate written agreements.

For the other financial services provided by the Finance Company under the Financial Services Framework Agreement, the fees charged by the Finance Company for the provision of other financial services shall be fixed according to the rate of fees chargeable by the PBOC or the CBRC and, subject to the above principle, the fees chargeable shall be equal to or lower than the rate charged by the Finance Company against independent third parties for the same type of financial services.

3

The Company will make payment for such fees and commissions in accordance with the payment terms of the separate agreements for other financial services as might be entered into between the Parties. In respect of the other financial services to be provided by the Finance Company to the Group, the Company expects that the total fees payable by the Group to the Finance Company will not exceed RMB5 million for each of the three years ending 31 December 2016.

Term of the Financial Services Framework Agreement

The Financial Services Framework Agreement is for a fixed term of three years, commencing from 1 January 2014 to 31 December 2016, subject to the compliance with the applicable requirements under the Listing Rules and the approval of the Independent Shareholders being obtained.

Proposed annual Cap

Pursuant to the Financial Services Framework Agreement, unless agreed otherwise between the relevant Parties and conditional upon the approval by the Independent Shareholders being obtained, each of the maximum daily balance of deposits (including the corresponding interests accrued thereon) placed by the Company as well as the maximum amount of the outstanding loan provided by the Finance Company to the Company (including the corresponding interests payable accrued thereon) at any time during the term of the Financial Services Framework Agreement shall not exceed the Cap which is set at RMB 6 billion on any given day.

The Cap of RMB6 billion is determined principally by reference to:

(i)	the cash flow position of the Group. The amount of cash and cash equivalents held by the Group as at 30 September 2013 were RMB16,031 million (unaudited);

(ii)	the revised cap of RMB6 billion for the two years ending 31 December 2013 for the Provision of Deposit Services under the agreement dated 16 March 2012 supplemental to the financial services agreement dated 8 November 2010 (details of which are provided in the Announcements);

(iii)	the maximum historical daily balance of the deposits of the Group with the Finance Company during the two financial years ended 31 December 2012 and the nine months ended 30 September 2013 (as provided below); and

(iv)	the expectation that the bank and cash balance of the Group shall not have any substantial changes under a stable operating environment of the Group, so the maximum daily amount of the deposits placed with the Finance Company shall maintain at a cap of RMB6 billion.

4

Historical figures

The historical figures relating to the Provision of Deposit Services, Provision of Loan Services and provision of other financial services, during the two financial years ended 31 December 2012 and nine months ended 30 September 2013, were as follows:

	Balance of the deposits placed with the Finance Company as at RMB (’000,000)	Balance of the outstanding loans provided by the Finance Company as at RMB (’000,000)	Deposit interest income received from the Finance Company for the financial period ended RMB (’000,000)	Loan interest payable to the Finance Company for the financial period ended RMB (’000,000)	Other financial services fee payable to the Finance Company RMB (’000,000)
31 December 2011	2,493	480	32	27	0
31 December 2012	2,307	426	61	30	0
30 September 2013	4,374	522	45	20	0

The historical maximum daily balance of the deposits with the Finance Company placed by the Group and the historical maximum daily balance of outstanding loans owned by the Group to the Finance Company, during the two financial years ended 31 December 2012 and nine months ended 30 September 2013, were as follows:

	For the financial year ended 31 December RMB (’000,000)		For the nine months ended 30 September RMB (’000,000)
	2011	2012	2013
Maximum daily amount of deposits placed by the Group	3,952	5,889	5,808
Maximum daily amount of outstanding loans owed by the Group	690	680	526

The historical maximum daily amount of deposits placed by the Group was greater than the historical maximum daily amount of outstanding loans owed by the Group to the Finance Company because over 95% of the bank loans of the Group are denominated in US dollars (instead of in RMB), so as to meet the business need (i.e. payment for consideration of aircraft, etc) and facilitate daily financial operation of the Group. The Group can also take advantage of the continued appreciation of RMB against US$ which lower the cost of borrowing of the Group (i.e. income earned is denominated in RMB, while interest payment is denominated in US$) and enable the Group to record significant exchange gain as a result of such loan structure. In 2011 and 2012, the net exchange gains of the Group are RMB2,755 million and RMB267 million, respectively.

5

The loans provided by the Finance Company to the Group in the past were unsecured. In future, if the Company provides any guarantee and/or security in respect of any future loans to be provided by the Finance Company to members of the Group, it will comply with the then applicable requirements under the Listing Rules.

Reasons and benefits of the Financial Services Framework Agreement

The main reasons for the election by the Company to continue to use the Finance Company for the provision of the relevant financial services are as follows:

•	the Finance Company is a non-bank financial company established under the approval of the PBOC according to the “Administrative Measures for Enterprise Group Finance Companies” and with a financial license issued by CBRC;

•	the total amount of outstanding loans extended by the Finance Company to the CSAHC Group (excluding the Group) must not exceed the sum of the Finance Company’s shareholders’ equity, capital reserves and money deposit received from other parties (except the Group);

•	the pricing policy of the Finance Company and commercial banks in China are subject to guidelines set by the PBOC. Therefore, the fees charged by the Finance Company for its services to the Company is comparable to those charged by PRC banks for similar services;

•	the Finance Company is regulated by the PBOC and the CBRC and provides its services in accordance with and in satisfaction of the rules and operational requirements of these regulatory authorities. In addition, the capital risks are reduced through the introduction of risk control measures;

•	the Group usually receives interest on its money deposited with the Finance Company at rates which are no less favourable than the rate payable by normal commercial banks in the PRC for comparable deposits (whichever is higher) This arrangement allows the Group to achieve a more efficient use of its current capital, since the Group can enjoy better interest rates on depositing its current capital with the Finance Company than the PRC commercial banks can offer to the Group;

•	the Finance Company is a regulated financial institution in the PRC and is entitled to interbank interest rates, which are generally higher than normal commercial interest rates when re-depositing deposits with commercial banks in the PRC. The Company also holds 21.09% equity interest directly, and 12.89% equity interest indirectly through its subsidiaries, in the Finance Company. Accordingly, the Company will share the benefit from the Finance Company’s profits;

•	pursuant to the relevant regulations of the PBOC and the CBRC, the customers of the Finance Company are principally limited to entities within the CSAHC Group (including the Group), thereby reducing the risks that the Finance Company may otherwise be exposed to if its customers included other entities unrelated to Group;

6

•	leveraging the Finance Company as the settlement platform, the Company can strengthen its centralized funds management and shorten the transit time for fund transfer;

•	the Company has appointed director representatives in the Finance Company to supervise the operation and management and the internal control of the Finance Company. Further, the Finance Company will report to the Company on a monthly basis regarding the status of the Company's deposit and re-deposit with other commercial banks made by the Finance Company so as to strengthen the Company's supervision over its deposit in the Finance Company;

•	on 31 March 2009, pursuant to the financial services agreement entered into between the Company and the Finance Company, CSAHC, as the controlling shareholder of the Finance Company, has undertaken to the Company the following:

•	the Finance Company is a duly incorporated enterprise group finance company under the “Administrative Measures for Enterprise Group Finance Companies” and the other relevant rules and regulations, whose principal business is to provide finance management services, such as deposit and financing for the members of the Group; and the relevant capital flows are kept within the Group;

•	the operations of the Finance Company are in compliance with the requirements of the relevant laws and regulations and it is running well, therefore the deposits placed with and loans from the Finance Company of the Company are definitely secure. In future, the Finance Company will continue to operate in strict compliance with the requirements of the relevant laws and regulations;

•	in respect of the Company's deposits with and borrowings from the Finance Company, the Company will continue to implement its internal procedures in accordance with the relevant laws and regulations and the Articles of Association, and CSAHC will not intervene in the relevant decision-making process of the Company; and

•	as the Company is independent from CSAHC in respect of its assets, businesses, personnel, finance and organizational structures, CSAHC will continue to fully respect the rights of the Company to manage its own operations, and will not intervene in the daily business operations of the Company; and

•	the Board has passed the "The Risk Control System relating to the Connected Transactions between China Southern Airlines Company Limited and Southern Airlines Group Finance Company Limited " on 28 July 2010 (the full text of which has been uploaded on the website of the Shanghai Stock Exchange at www.sse.com.cn)) and carried out connected transactions with the Finance Company in accordance with this system, so as to ensure the safety and liquidity of the deposits placed by the Company with the Finance Company.

7

The Directors are of the opinion that the Provision of Deposit Services comptempated under the Financal Services Framework Agreement will not increase the indebtedness of Group and will not have a adverse effect on the sufficiency of the working capital of the Group.

The Board (excluding the independent non-executive Directors whose view will be expressed in the circular) considers that the terms of the Financial Services Framework Agreement and the Cap in respect of the maximum daily balance of deposit (including the corresponding interests accrued thereon) are fair and reasonable and are entered into on normal commercial terms, or on terms no less favourable than those available to independent third parties under the prevailing local market conditions, in the ordinary and usual course of business of the Company and in the interests of the Group and its shareholders as a whole.

Implications under the Listing Rules

The Finance Company is a non-bank finance company established under the direction of the PBOC with the main business scope of providing various financial services, including deposit and loan facilities, credit facilities, guarantee, remittance of money and credit references, principally to the CSAHC Group. CSAHC, the controlling shareholder of the Company, directly and indirectly holding approximately 53.12% equity interests in the Company as at the date of this announcement, is a connected person of the Company. The Finance Company is a non-wholly owned subsidiary of CSAHC thus also a connected person of the Company. As the Finance Company is a connected person of the Company under the Listing Rules, the Financial Services Framework Agreement and the transactions contemplated thereunder constitute continuing connected transactions of the Company under the Listing Rules.

As the relevant percentage ratios for the Provision of Deposit Services is higher than 5% on an annual basis, the Provision of Deposit Services constitutes a non-exempt continuing connected transaction under Rule 14A.35 of the Listing Rules and is subject to the reporting, annual review, announcement and the independent shareholders’ approval requirements under Rule 14A.48 of the Listing Rules. Further, the Provision of Deposit Services constitutes the provision of financial assistance under Rule 14.04(1)(e) of the Listing Rules, and as the relevant applicable percentage ratios for the Provision of Deposit Services is higher than 25% but less than 75% on an annual basis, thus the Provision of Deposits Services also constitute a major transaction and is accordingly subject to the approval by the shareholders of the Company under Chapter 14 of the Listing Rules.

The Provision of Loan Services provided by the Finance Company to the Group would amount to financial assistance by a connected person for the benefit of the Group, which are on normal commercial terms similar or even more favourable than those offered from independent third parties for comparable services in the PRC and which is exempt under Rule 14A.65(4) of the Listing Rules from all reporting, annual review, announcement and independent shareholders' approval requirements since no security over the assets of the Group granted in respect of the loan.

In respect of the other financial services to be provided by the Finance Company to the Group, the Company expects that the total fees payable by the Group to the Finance Company will not exceed RMB5 million for each of the three years ending 31 December 2016, which fall within the de minimis threshold set out in the Rule 14A.33 of the Listing Rules, therefore the provision of the other financial services by the Finance Company to the Group is exempt from the reporting, annual review, announcement and independent shareholders' approval requirements of the Listing Rules.

Among the 12 Directors, four connected Directors, Mr. Si Xian Min, Mr. Wang Quan Hua, Mr. Yuan Xin An and Ms. Yang Li Hua, were required to abstain from voting in the Board meeting in respect of the resolutions to approve the Financial Services Framework Agreement. All remaining eight Directors who were entitled to vote, unanimously approved the above resolutions. The format and procedure for passing the resolution was in compliance with the Company Law of the PRC and the Company’s articles of association.

8

An Independent Board Committee has been formed to advise the Independent Shareholders in respect of the Provision of the Deposit Services. The independent financial adviser will be appointed to advise the Independent Board Committee and the Independent Shareholders in respect of the Provision of the Deposit Services.

CSAHC and its associates, who were directly and indirectly holding an aggregate of 5,214,820,000 Shares (representing approximately 53.12% of the issued share capital of the Company) as at the date of this announcement, are required to abstain from voting in respect of the proposed resolution to approve the Provision of Deposit Services in the general meeting.

The Company will comply with the Listing Rules when it enters into further separate agreements with the Finance Company in connection with the Provision of Loan Services and the other financial services by the Finance Company.

The Financial Services Framework Agreement is also required to be disclosed pursuant to the relevant rules and regulations of the Shanghai Stock Exchange.

FURTHER INFORMATION

The Company will send a circular containing, among other things, a letter of advice from the independent financial adviser to both the Independent Board Committee and the Independent Shareholders and a letter of recommendation from the Independent Board Committee to the Independent Shareholders and the details of the Provision of Deposit Services and the Cap on or before 11 November 2013 in accordance with the Listing Rules.

DEFINITIONS

In this announcement, the following expressions have the following meanings, unless the context requires otherwise:

"Announcements"	the announcements issued by the Company on 12 November 2004, 15 November 2007, 8 November 2010 and 16 March 2012 in relation to, among others, the continuing connected transactions contemplated under the financial services agreement dated 12 November 2004, the financial services agreement dated 15 November 2007, the financial services agreement dated 8 November 2010 and the agreement dated 16 March 2012 supplemental to the financial services agreement dated 8 November 2010 regarding the revision of annual cap, respectively
“Board”	the board of Directors
“Cap(s)”	the maximum daily balance of deposits placed by the Company (including the corresponding interest accrued thereon) on any given day during the life of the Financial Services Framework Agreement

9

"CBRC"	China Banking Regulatory Commission
“Company”	China Southern Airlines Company Limited, a joint stock company incorporated in the PRC with limited liability
“CSAHC”	China Southern Air Holding Company, a state-owned enterprise established under the laws of the PRC and the controlling shareholder of the Company
“CSAHC Group”	CSAHC and its subsidiaries
“Directors”	directors of the Company
“Finance Company”	Southern Airlines Group Finance Company Limited, a company incorporated in the PRC with limited liability
“Financial Services Framework Agreement”	the financial services framework agreement dated 8 November 2013 entered into between the Parties
“Group”	the Company and its existing subsidiaries
“Independent Board Committee”	the independent committee of the Board, the members of which consist of the independent non-executive Directors, formed to advise the Independent Shareholders with respect to the Financial Services Framework Agreement and the Caps
“Independent Shareholders”	shareholders of the Company other than CSAHC and its associates
“Listing Rules”	the Rules Governing the Listing of Securities on the Stock Exchange
“Parties”	the Company and the Finance Company
“PBOC”	the People’s Bank of China, the central bank of the PRC
“PRC” or “China”	the People’s Republic of China (other than, for the purpose of this announcement only, Hong Kong, Macau and Taiwan)
“Provision of Deposit Services”	the provision of deposit of money services (including but not limited to time deposit, saving deposit) by the Finance Company to the Company pursuant to the Financial Services Framework Agreement
“Provision of Loan Services”	the provision of loan services (including credit line services) by the Finance Company to the Company pursuant to the Financial Services Framework Agreement
“Stock Exchange”	The Stock Exchange of Hong Kong Limited

By order of the Board
China Southern Airlines Company Limited
Xie Bing and Liu Wei

Company Secretary

10

Guangzhou, the People’s Republic of China

8 November 2013

As at the date of this announcement, the Directors include Si Xian Min, Wang Quan Hua, Yuan Xin An and Yang Li Hua as non-executive Directors; Tan Wan Geng, Zhang Zi Fang, Xu Jie Bo and Li Shao Bin as executive Directors; and Gong Hua Zhang, Wei Jin Cai, Ning Xiang Dong and Liu Chang Le as independent non-executive Directors.

11